

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 22, 2017

Cameron Durrant, M.D.
Chief Executive Officer
KaloBios Pharmaceuticals, Inc.
1000 Marina Blvd., Suite 250,
Brisbane, California 94005

> **Re:** **KaloBios Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 17, 2017**
> **File No. 333-216799**

Dear Dr. Durrant:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTC Pink Sheets. Please revise to provide a fixed price for your resale offering until you are quoted by the OTC Bulletin Board, the OTCQX or OTCQB or are listed on an exchange.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Kevin L. Vold
         Polsinelli PC